UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39872

GRIID INFRASTRUCTURE INC.

(Exact name of registrant as specified in its charter)

c/o CleanSpark, Inc.

10624 S. Eastern Ave.

Suite A- 638

Henderson, Nevada 89052

(702) 989-7692

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:*

Common stock, par value $0.0001 per share: 1

Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share: 0

*

On October 30, 2024, pursuant to the Agreement and Plan of Merger, dated as of June 26, 2024, by and among CleanSpark, Inc., a Nevada corporation (the “Parent”), GRIID Infrastructure, Inc., a Delaware corporation (the “Company”), and Tron Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, GRIID Infrastructure Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRIID Infrastructure Inc.

Date: November 12, 2024	By:	/s/ Leighton Koehler
	Name:	Leighton Koehler
	Title:	General Counsel